EXHIBIT 99.1

AMARC ANNOUNCES LISTING ON FRANKFURT STOCK EXCHANGE

April 22, 2026, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) announces that the Company’s common shares have been approved for listing and have commenced trading on the Frankfurt Stock Exchange (“FSE”) under the trading symbol AQ5. The ISIN number for the common shares is CA0229121094 and the classification number (“WKN”) is 907038.

The FSE is one of the world’s preeminent stock exchanges and, as Europe’s third largest exchange, is a gateway to European retail and institutional investor community. This listing reflects growing investor interest from Europe and is expected to expand the Company’s access to European capital markets, while increasing the liquidity and visibility of its shares among an expanded international investor audience, including both institutional and retail investors across Germany and the broader German-speaking European market.

“Listing on the Frankfurt Stock Exchange is an important milestone for Amarc as we expand our presence and investor outreach strategy,” stated Amarc CEO Dr. Diane Nicolson. “Providing European investors with direct access to our shares aligns with our capital markets strategy. We view this as a natural extension of our North American listings on the TSXV in Canada and the OTCQB in the U.S. It is a foundation for long-term engagement with European stakeholders as we focus on advancing development of the recently discovered high grade near surface, gold-rich porphyry copper-gold-silver AuRORA Deposit located with the JOY District, and also advance the DUKE and IKE Districts in British Columbia.”

Amarc is also pleased to announce that it will be participating in the Deutsche Goldmesse, which will take place on May 15 and 16, 2026, at The Westin Grand in Frankfurt. Amarc’s management will be available for meetings throughout the conference and will present on May 15 at 11:45 a.m. Frankfurt time (2:45 a.m. PT / 5:45 a.m. ET).

Conference delegates are invited to contact Dr. Diane Nicolson, Amarc President & CEO, at (604) 684-6365 or dianenicolson@hdimining.com, or the Company’s investor relations representatives, Kin Communications, at (604) 684-6730 or AHR@kincommunications.com, to organize a meeting or to request further information in advance.

JOY, DUKE and IKE Districts

Discovered in late 2024, with the hallmarks of a Tier One asset in the making, the AuRORA Deposit lies within the high potential JOY Cu-Au District (“JOY”) located in the Toodoggone-Kemess porphyry Cu-Au region (“Toodoggone”) of north-central British Columbia (“BC”). Subsequent drilling has expanded the deposit over an area of 1.4 km by 800 m, and it remains open further expansion. With a rare combination of high Au with strong Cu and Ag grades, deposit geometry, continuity of mineralization and the emerging scale, AuRORA stands as one of the most important recent porphyry Cu-Au discoveries in BC. Amarc believes the discovery of AuRORA has rewritten the exploration play book in the Toodoggone, and that it is not only integral to bringing rapidly forward the potential of the JOY District, but could be the key to the emergence of a world-class porphyry Cu-Au district in the Toodoggone. In addition to the AuRORA Deposit, the TWINS and Canyon Discoveries, the PINE and Brenda historical deposits, MEX occurrence and new, high potential deposit targets are also being advanced at JOY (see release February 19, 2026).

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The DUKE District is located within the Babine Region, one of the most mineralized porphyry belts in BC. Programs at the DUKE District have substantially expanded the DUKE Deposit and revealed potential for the development of a porphyry Cu-Au district (see release July 2, 2025). Drilling at the DUKE Cu-Mo-Au-Ag Deposit has identified a porphyry system extending to over 650 m north-south by 800 m east-west and to a depth of over 600 m, while underscoring the potential for further expansion (see releases December 13, 2023, June 25, 2024 and April 2, 2026).

The IKE District captures one of BC’s most prospective mineral belts for both bulk-tonnage Cu and higher-grade Cu-Au systems. The Company previously discovered the large-scale IKE Cu-Mo-Ag deposit and, in 2025, announced the results of the 2024 exploration program that included nine drill holes at the Empress Deposit. The program successfully confirmed potential for the expansion of mineralization found historically at the higher-grade Empress Cu-Au deposit and the discovery of additional higher-grade intrusion-related replacement and porphyry Cu±Au±Mo±Ag deposits (see release May 15, 2025).

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD$35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The JOY District is now being advanced through AuRORA Minerals Ltd, (“AML”) a private joint venture corporation held 60% by Freeport and 40% by Amarc (see September 4, 2025 release). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional CAD$75 million in staged expenditures. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program exceeding CAD $16+ million in 2025, completing substantial drilling at AuRORA and across multiple other deposit targets.

At the DUKE District, Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies, continues its participation having sole funded CAD$30 M of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the “DUKE JV”) under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District.

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Amarc owns a 100% interest in the IKE Cu-Au District in southern BC. Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the IKE District.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President & CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD of Directors of Amarc Resources Ltd.

Dr. Diane Nicolson

President and Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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